SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE, 2003

                         Commission file number: 1-14872


                                  SAPPI LIMITED

                 (Translation of registrant's name into English)


                               48 AMESHOFF STREET
                                  BRAAMFONTEIN
                                JOHANNESBURG 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X          Form 40-F
                            -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -----                   -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-


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                          INCORPORATION BY REFERENCE


Sappi Limited's press release dated May 27, 2003, furnished by the Registrant under this Form 6-K, is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated February 13, 2003 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.



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



                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


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


SAPPI Limited




Announcement



27 May 2003

SAPPI ANNOUNCES CHANGES IN DIRECTOR'S RESPONSIBILITIES

Sappi has announced that Dr John Job Chairman of the South African Business and the Group's Director of Technology will relinquish his line responsibility for the SA Business in December 2003. He will remain the Group's Director of Technology and will retain his other responsibilities.

Dr Job expressed the desire some time ago to reduce his full-time work commitments and to retire at the end of 2003. With the leadership transition in the company, it is very important to maintain continuity and Sappi is delighted that Dr Job has agreed to defer his retirement and to remain an Executive Director of Sappi Limited.

This means that John Job's wide general business experience and his particular technical experience and counsel will remain available, not only at the Sappi Limited Board level, but also at Subsidiary Boards and he will still remain a full member of the Sappi Executive team, although he will commit less of his time to Sappi on a routine basis.

The Group's new CEO, Jonathan Leslie, will plan John Job's succession in the months ahead and a further announcement will be made in due course.

For further information:

Andre Oberholzer
Public Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Andre.Oberholzer@za.sappi.com



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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           SAPPI LIMITED

                                           by /s/ D.G. Wilson

                                              -----------------------------
                                              Name:  D.G. Wilson
                                              Title: Executive Director:
                                                     Finance


Date:  June 4, 2003



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